FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL BOARD OF DIRECTORS RECOMMEND DIVIDEND DISTRIBUTION FOR THE ANNUAL GENERAL ASSEMBLY

Istanbul, Turkey: March 2, 2007 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that the Turkcell Board of Directors has decided to recommend payment of a total net cash dividend of TRY567,039,784 (approximately US$399 million*) corresponding to 65% of the distributable income of the current year at the Annual General Assembly on March 23, 2007. This represents a net cash dividend of TRY0.2577453 (approximately US$0.1816) per ordinary share with a nominal value of TRY1 and approximately TRY0.64436 (approximately US$0.4540*) per ADR.

The Board of Directors of Turkcell, in accordance with the Capital Markets Board (“CMB”), regulations, presented the following dividend distribution proposal to be evaluated and decided upon at the Ordinary General Assembly of our Company which will be held on March 23, 2007.

Our Company’s 2006 profit calculated in accordance with CMB accounts (Capital Markets Board of Turkey) is TRY 1,270,352,019 (approximately US$895 million*) whereas the 2006 commercial profit after tax; calculated in accordance with the Turkish Commercial Law is TRY 1,857,157,840 (approximately US$1,308 million*) and based on the CMB regulations, the lower of the two profits, which is TRY 1,270,352,019 (approximately US$895 million*) shall be taken as the basis for the dividend distribution calculation.

1-

Accordingly, in line with the CMB rules, we have taken TRY1,270,352,019 (approximately US$895 million*) as the basis and we have deducted TRY305,125,229 (approximately US$215 million*), which is the total profits of our Company’s subsidiaries and the affiliates, not subject to the dividend distribution and first legal reserves of TRY92,857,892 (approximately US$65 million*) which is 5% of the commercial profit after tax calculated in accordance with the Turkish Commercial Law; as a result reached to the net distributable income of the current year of TRY872,368,898 (approximately US$615 million*).

2-	Consequently, TRY567,039,784 (approximately US$399 million*) which corresponds to 65% of the distributable income, will be distributed to our shareholders as net cash dividend.

3-

Secondary reserve, amounting to TRY45,703,978 (approximately US$32 million*) shall be set aside from the remaining net distributable income of the current year and TRY 259,625,136 (approximately US$183 million*) set aside and to be regarded as previous years profit and TRY305,125,229 (approximately US$215 million*), the aggregate profit of the Company’s subsidiaries and affiliates not subject to distribution shall be left within the Company as the extraordinary reserve.

Turkcell shareholders will not be subject to a withholding tax deduction from the gross dividend in accordance with the current tax regulations.

* Based on Turkish Central Bank’s TRY/US$ exchange rate of TRY1.4194 announced on March 2, 2007.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 31.8 million post-paid and pre-paid customers as of December 31, 2006 operating in a three player market with a market share of approximately 60% as of December 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 541 operators in 193 countries as of February 26, 2007.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,700 million net revenues as of December 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 7.46% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 23.39% is free float.

For further information please contact:

Contact:

Turkcell:

Investors:

Koray Ozturkler, Investor Relations

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations

Tel: + 90-212-313-1275

Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 5, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 5, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer